SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7182

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merrill Lynch & Co., Inc.

4 World Financial Center
New York, N.Y. 10080

Financial Statements and Exhibits

(a) Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule for the Year Ended December 31, 2003, and Report of Independent Registered Public Accounting Firm.

The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b) Exhibits
(23.1) Consent of Independent Registered Public Accounting Firm (following financial statements).

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2003	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2003	8-9

Consent of Independent Registered Public Acct Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Merrill Lynch & Co., Inc.
New York, NY

We have audited the accompanying statements of assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

  Deloitte & Touche LLP

  June 18, 2004

Financial Statements

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments, at fair value:
Common stock	$1,074,552,576	$724,594,532
Registered investment companies	2,018,193,876	1,560,676,414
Common collective trusts	421,708,981	337,538,172
Participant loans	77,109,431	73,374,686

Total investments	3,591,564,864	2,696,183,804

Cash	7,432,008	4,391,293

Receivables:
Net receivable for pending transactions and accrued income	4,613,577	2,903,006
Employer contributions receivable	743,094	713,360
Employee contributions receivable	5,061,270	4,631,631

Total receivables	10,417,941	8,247,997

ASSETS AVAILABLE FOR BENEFITS	$3,609,414,813	$2,708,823,094

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$834,341,836
Dividends and interest	55,488,947

Total investment income	889,830,783

Contributions:
Contributions to the Plan by the Company	47,874,359
Contributions to the Plan by the participants	254,740,473
Rollovers from other qualified plans	9,686,488

Total contributions	312,301,320

DEDUCTIONS:
Disbursements of benefits to beneficiaries or participants	301,540,384

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	900,591,719

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,708,823,094

End of year	$3,609,414,813

See notes to financial statements.

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General—The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility for Pre-tax Contributions—Employees are eligible to participate in the Plan at commencement of employment. Each participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 25% of such participant’s Eligible Compensation (as defined in the Plan document) for each pay period up to an annual maximum of $12,000 for 2003. In addition participants who are age 50 or older and have made the maximum contribution to the plan, can make an additional catch up contribution to the Plan through payroll deductions from 1% to 25% of Eligible Compensation to an annual maximum of $2,000. A participant can elect to change the rate at which his/her contribution is determined at any time during the year.

Eligibility for Company Contributions—After one Year of Service, Merrill Lynch & Co., Inc. (the “Company”) matches one-half of the first 6% of Eligible Compensation that the employee contributes, up to an annual maximum Company contribution of $2,000. Prior to 1/1/2004, no Company contributions were made for any calendar year for employees who participated at any time during such calendar year in the Company’s Employee Stock Purchase Plan.

Participant Accounts—Individual notional accounts are maintained for each Plan participant. Each participant’s notional account is credited with Employee contributions, Company discretionary contributions and investment earnings, and charged with the allocation of investment losses.

Vesting—Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from a former employer’s qualified retirement plan or transfer from another plan, and in each case, the earnings thereon. Participants become vested in Company contributions and earnings thereon based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested. Participants become 100% vested in Company contributions when they attain age 65 or terminate employment as a result of death. Effective May 8, 2003, participants are 100% vested in the dividends paid on Company common stock held or to be held in their notional account regardless of their years of service.

Forfeitures— At December 31, 2003 and 2002 forfeited nonvested accounts totaled approximately $200,000 and $230,000, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2003, employer contributions were reduced by approximately $2,276,000 from forfeited nonvested accounts.

Investment Options—Participants direct the investment of their pre-tax contributions and Company contributions into the various investment options offered by the Plan (see Note 3).

Participant Loans—Active participants in the Plan are eligible for loans from the Plan. Interest rates on loans is generally calculated based on the Prime Rate as published in the Wall Street Journal on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. The maximum loan amount that may be obtained is 50% of the participant’s account balance and the maximum amount of all loans outstanding to a participant cannot exceed $50,000.

Payment of Benefits—Distributions of account balances occur only upon a participant’s retirement, death or other termination of employment. A participant, or a beneficiary, may receive distributions under one of several payment options. The options are as follows: lump-sum distribution of cash and/or securities, transfer to an individual retirement account or other brokerage account, or the purchase of an annuity.

Withdrawals—Withdrawals are permitted under certain circumstances. There are two types of withdrawals: hardship and non-hardship. A hardship withdrawal is available under limited circumstances, which the participant must document, and is paid in cash. A non-hardship withdrawal is available under all circumstances. Before age 70 1/2, a non-hardship withdrawal is paid in cash. After age 70 1/2 other payment options are available for a non-hardship withdrawal. The payment options are as follows: lump-sum distributions of cash and/or securities, and transfer to an individual retirement account or other brokerage account. Effective May 8, 2003, active participants who are at least age 59 1/2 may elect to withdraw all, but not less than all, of their vested account balances held in Company common stock.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments are carried at fair value. Fair value is defined as the quoted market value on the last trading day of the period, except for the common collective trust funds (collective trust funds maintained by Merrill Lynch Bank USA, an affiliate of the Company and sub-advised by Merrill Lynch Investment Managers, L.P., also an affiliate of the Company) for which fair value is determined by State Street Bank and Trust Company, the pricing administrator for the funds. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds. The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are self-directed accounts that were transferred into the Plan for administrative purposes only.

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various securities including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	INVESTMENTS

The Investment Committee has the authority to designate Investment Funds for the investment of accounts other than VOCON and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts. All contributions to the Plan may be allocated among any of the available investments selected by the participant from among the investments designated by the Investment Committee.

In November 2003, the Investment Committee reduced the number of investment options to 27 from 70. Balances in eliminated funds were not required to be liquidated but the Investment Committee prohibited additional investments in these funds.

During 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Common stocks	$379,353,274
Registered investment companies	416,588,861
Common collective trusts	38,399,701

Net appreciation in fair value of investments	$834,341,836

The value of individual investments that represent 5% or more of the Plan’s assets at December 31 are as follows:

	2003	2002

*Merrill Lynch & Co., Inc. Common Stock	$1,074,552,576	$724,594,532
*Merrill Lynch:
Registered investment companies:
Basic Value Fund Class A	411,759,281	318,162,395
Retirement Reserves Money Fund	207,658,090	224,656,642
Global Allocation Fund Class A	212,502,841	137,089,587
** Fundamental Growth Fund Class A	175,752,910	138,349,632
Common collective trusts: Retirement Preservation Trust	248,783,955	212,543,841

*  Permitted party-in-interest as defined by ERISA
**Amount represents less than 5% of the Plan’s assets at December 31, 2003.

4.	RELATED PARTIES TRANSACTIONS

Merrill Lynch Trust Company, FSB, a federally chartered savings bank affiliated with the Company, acts as trustee of the Plan. Additionally, certain mutual funds offered as investment options under the Plan are managed by Merrill Lynch Investment Managers, LP, an affiliate of the Company. Consequently, parties-in-interest may nominally participate in certain transactions involving Plan assets.

The Retirement Group, a division of Merrill Lynch Pierce Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of the Plan sponsor, and Merrill Lynch Trust Company, FSB, perform administrative services for the Plan. Employees of these affiliates may also be Participants in the Plan. Certain other administrative functions are performed by employees of the Company who may also be participants in the Plan. No such employee receives compensation from the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held 18,321,442 and 19,093,400 units, respectively, of common stock of Merrill Lynch & Co., Inc., the sponsoring employer, with a cost basis of $731,078,155 and $962,544,476, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $12,158,844.

5.	ADMINISTRATIVE EXPENSES

Plan expenses, including expenses of the Administrative Committee and the trustees of the Plan, to the extent not paid by the Plan, are paid by the Company.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, participant account balances become fully vested, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

7.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

8.	DIVESTITURE OF PLAN ASSETS

In May 2002, certain employees’ vested account balances totaling $190,840 was transferred to AT&T Savings Plan as a result of divestiture.

9.	PLAN MERGER

On April 1, 2002, the Herzog, Heine, Geduld, Inc. 401(k) Savings & Investment Plans were merged with the Plan. Assets totaling $16,659,988 were transferred to the Trust established under the Plan.

* * * * * *

Supplemental Schedule

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

	Number of	Market
Description	Shares	Value
COMMON STOCK:
*Merrill Lynch & Co., Inc.	18,321,442	$1,074,552,576
COMMON / COLLECTIVE TRUSTS:
*Merrill Lynch:
Aggregate Bond Index Tier3	367,080	5,572,276
Equity Index Trust III	1,774,054	147,512,609
International Index Tier3	676,484	8,462,812
Small Cap Index Tier3	831,069	11,377,329
Retirement Preservation Trust	248,783,955	248,783,955

Total Common / Collective Trusts		421,708,981

REGISTERED INVESTMENT COMPANIES:
*Merrill Lynch:
Balanced Capital Fund Class A	5,051,219	133,453,204
Basic Value Fund Class A	13,473,798	411,759,281
Bond Fund, Inc. - Core Bond Portfolio Class A	4,257,549	49,898,471
Bond Fund, Inc. - High Income Portfolio Class A	6,790,082	34,968,922
Bond Fund, Inc. - Intermediate Portfolio Class A	1,129,506	13,486,298
Developing Capital Markets Fund Class A	593,846	8,242,578
Disciplined Equity Fund Class A	71,858	673,308
Dragon Fund Class A	1,072,845	9,644,876
Equity Dividend Fund Class A	915,576	11,517,952
Euro Fund Class A	1,602,178	22,975,232
Focus Twenty Fund Class A	6,517,869	10,558,949
Focus Value Fund Class A	1,843,116	22,430,722
Fundamental Growth Fund Class A	10,613,098	175,752,910
Global Allocation Fund Class A	14,157,418	212,502,841
Global Balanced Fund Class A	44,581	415,945
Global Bond Fund for Investment & Retirement Class A	22	220
Global Growth Fund Class A	2,234,759	19,732,920
Global Financial Service Fund Class A	213,650	2,785,996
Global Small Cap Fund Class A	2,033,784	42,180,687
Global Technology Fund Class A	7,402,588	56,925,901
Global Value Fund Class A	1,413,164	15,912,231
Healthcare Fund Class A	5,501,741	36,091,423
International Equity Fund Class A	224,271	1,906,306
International Fund Class A	550,258	4,891,796
International Value Fund Class A	736,894	16,491,692
Large Cap Core Fund Class A	2,402,726	25,829,300
Large Cap Growth Fund Class A	1,872,290	15,390,227
Large Cap Value Fund Class A	1,418,512	19,235,020
Latin America Fund	170,614	2,937,979
Low Duration Fund Class A	585,023	6,025,737
Mid-Cap Value Fund A	917,270	15,758,706
Natural Resources Trust Fund A	471,962	12,200,223

(Continued)

MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

	Number of	Market
Description	Shares	Value
REGISTERED INVESTMENT COMPANIES (continued):
Pacific Fund Class A	1,780,483	33,597,708
Pan European Growth Fund Class A	298,872	2,914,005
Retirement Reserves Money Fund	207,658,090	207,658,090
Select Ten Retirement Portfolio 2000	60	60
Short-Term U.S. Government Fund Class A	476,352	4,525,339
Small Cap Value Fund Class A	3,638,763	93,770,919
Strategy All-Equity Fund Class A	127,798	1,000,659
Strategy Growth &Income Fund Class A	118,525	1,043,024
Strategy Long-Term Growth Fund Class A	192,553	1,609,741
U.S. Government Mortgage Fund Class A	576,686	5,916,802
U.S. High Yield Fund Class A	1,788,227	11,659,241
U.S. Small Cap Growth Fund	597,168	6,694,253
Utilities & Telecommunications Fund Class A	737,974	6,435,134
World Income Fund Class A	1,011,116	6,147,586

*Merrill Lynch Investment Managers, LP:
Growth Opportunity Fund Class I	81,596	1,024,034
Total Return Bond Investor	1	18

Other Registered Investment Companies:
AIM International Growth Fund	882,633	14,395,740
Alliance Berstein Small Cap Growth Fund Class A	283,698	5,818,653
Blackrock Small Capital Growth	1,811,828	25,329,351
GSIF U.S. Gov. Zero Coupon Bond 2004 Trust - Series 3	135,678	13,624,622
GSIF U.S. Gov. Zero Coupon Bond 2009 Trust - Series 3	427,781	35,791,981
GSIF U.S. Gov. Zero Coupon Bond 2014 Trust - Series 3	214,854	13,552,375
HW Mid-Cap Value Fund Class I	1,430,404	32,212,706
HW Large Cap Value Fund Class I	888,088	16,704,935
HW Small Cap Value Fund Class A	821,400	37,299,785
Ivy International Fund Class A	164,355	3,392,279
MFS Research Fund	1,064,201	18,612,875
Mainstay High Yield Growth	516,591	3,223,526
Munder Multi-Season Growth	128,131	1,660,582

Total Registered Investment Companies		2,018,193,876

TOTAL		3,514,455,433

PARTICIPANT LOANS		77,109,431

TOTAL INVESTMENTS		$3,591,564,864

* Party-in-interest as defined by ERISA	(Concluded)

SIGNATURES

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

Date: June 28, 2004	By:	/s/ Louis DiMaria

Louis DiMaria Chairman of the Administrative Committee of the Merrill Lynch & Co., Inc. 401(k) Saving and Investment Plan